FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	April	2008
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RIM TO PRESENT AT MERRILL LYNCH TECHNOLOGY CONFERENCE 2008	1
2.	AT&T LAUNCHES THE GPS-ENABLED BLACKBERRY PEARL 8110 SMARTPHONE	3

Document 1

April 22, 2008

FOR IMMEDIATE RELEASE

RIM TO PRESENT AT MERRILL LYNCH TECHNOLOGY CONFERENCE 2008

Waterloo, ON – Jeff McDowell, Vice-President, Global Alliances and Edel Ebbs, Vice-President, Investor Relations at Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) will present at the Merrill Lynch Technology Conference 2008 in New York, NY on Tuesday, May 6, 2008. The presentation, which is scheduled to begin at approximately 2:15 p.m. Eastern Time, will be available via live audio webcast on RIM’s website and can be accessed by logging on at www.rim.com/investors/events/index.shtml. A replay of the event will also be available on the website for two weeks following the event.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Media Contact: Marisa Conway Brodeur Worldwide for RIM 212.515.1924 mconway@brodeur.com	Investor Contact: RIM Investor Relations 519.888.7465 investor_relations@rim.com

Document 2

April 23, 2008

AT&T LAUNCHES THE GPS-ENABLED BLACKBERRY PEARL 8110 SMARTPHONE

Built-In GPS Makes Navigation Easy With Maps and Audible Step-by-Step Directions

Perfect Handset for Small Businesses — Especially When Combined With New BusinessTalk Plans and BlackBerry Professional Software to Create Complete Voice and Data Solution

SAN ANTONIO, Texas, and WATERLOO, Ontario, April 23, 2008 — Workers and consumers on the go can now put away their maps but still easily navigate the fast lane.

AT&T Inc. (NYSE:T) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the launch of the BlackBerry® Pearl™ 8110 smartphone, which includes built-in global positioning system (GPS) support for location-based applications and services. Combined with navigation and mapping applications such as AT&T Navigator, the handset provides turn-by-turn voice and on-screen directions with colorful 3-D moving maps that can be used in vehicles or while walking. AT&T Navigator also alerts users through voice and on-screen prompts to traffic slowdowns and incidents along their programmed travel route, and it provides customers with the option to choose an alternative route.

“The BlackBerry Pearl 8110’s stylish design and consumer features blend well with the productivity features for managing your day while away from home or the office,” said Michael Woodward, vice president, Business Voice/Data and Wireless Products, for AT&T’s wireless unit. “Beyond the BlackBerry Pearl 8110’s powerful e-mail and messaging capabilities, which keep users on track with important information while mobile, its new built-in GPS capabilities — coupled with AT&T Navigator — will keep customers literally on track when they are getting from Point A to Point B.”

The small and stylish BlackBerry Pearl 8110 smartphone from AT&T measures just 4.2 inches by 2.4 inches by 0.5 inches, weighs approximately 3.2 ounces and is available in a glossy titanium or rich red finish. It features the popular BlackBerry e-mail and messaging capabilities, including RIM’s SureType® QWERTY keyboard system for easy typing and phone dialing — enhanced with word completion and a spell-checker with a user-customized dictionary. The smartphone features a display that supports more than 65,000 colors and automatically adjusts brightness based on surrounding light levels. The BlackBerry Pearl 8110 also is the first BlackBerry that enables users to wirelessly download AT&T’s popular — and free — YELLOWPAGES.COM Mobile application directly from an icon on the smartphone. Customers can easily find and map local businesses, save favorite listings and get step-by-step directions to or from any location.

“The BlackBerry Pearl 8110 smartphone maintains the exceptional styling and sleek form factor of the BlackBerry Pearl franchise,” said Mark Guibert, vice president, Corporate Marketing at Research In Motion. “It expands functionality with richer multimedia capabilities and built-in GPS while continuing to deliver the full power of the BlackBerry platform. With value-added services, like AT&T Navigator, AT&T Mobile Music and AT&T’s global roaming, the BlackBerry Pearl 8110 is an ideal choice for customers who want a new phone that can serve both business and personal needs.”

The BlackBerry Pearl 8110 also features impressive multimedia capabilities, including an advanced media player that is ideal for users who want easy access to music and videos while on the go. It also includes a 2-megapixel camera that supports video recording,1 a 3.5-mm stereo headset jack, externally accessible

microSD™/SDHC memory slot for additional storage, high speed USB and Bluetooth® 2.0 with support for headsets, car kits, stereo headsets and other Bluetooth accessories.

The global capabilities of the BlackBerry Pearl 8110 smartphone from AT&T utilizes AT&T’s industry-best domestic and international wide area wireless data coverage. The BlackBerry Pearl 8110 is powered by AT&T’s nationwide2 EDGE network — the largest high speed national wireless data network in the U.S. — with availability in more than 13,000 cities and towns and along almost 40,000 miles of major highways. The BlackBerry Pearl 8110 can also keep users who are abroad connected with wireless e-mail, Internet access and other mobile applications through data services in more countries than any other U.S. carrier, with data-roaming in more than 145 countries. Customers can also use the BlackBerry Pearl 8110 to make or receive voice calls in more than 200 countries.

Pricing and Availability

The new BlackBerry Pearl 8110 smartphone from AT&T is available now at AT&T retail stores nationwide, via www.att.com and through AT&T’s business-to-business sales teams for as low as $149.99, with a two-year contract, unlimited data plan and $39.99 voice plan. Customers who want personal e-mail access and Web browsing with BlackBerry® Internet Service can choose the BlackBerry Personal Unlimited data plan for as low as $30 a month with a qualified voice contract. Unlimited corporate e-mail and data access via BlackBerry® Enterprise Server or BlackBerry® Professional Software are available for as low as $45 a month when a qualified voice plan is also chosen. Customers who travel overseas can select the BlackBerry International Unlimited data plan for as low as $65 a month with a qualified voice plan. AT&T Navigator requires a separate subscription of $9.99 a month.

The BlackBerry Pearl 8110 also supports AT&T Mobile Music subscription services and AT&T unlimited Push To Talk for walkie-talkie-like communications; both services are an additional $9.99 a month with a qualifying voice plan. Small business customers also can couple their BlackBerry data plans with AT&T’s new BusinessTalk voice plans, which start at $60 a month for five users and 700 Anytime Minutes and can be expanded for $9.99 a line to accommodate up to 40 users and 20,000 Anytime Minutes. When combined with BlackBerry Professional Software, BusinessTalk provides small businesses with a complete voice and data solution. Companies may also choose BusinessTalk with either unlimited Mobile to Mobile or Push To Talk features.

1Video recording requires a microSD/SDHC storage card, sold separately.

2Not available in all areas

Find More Information Online:

Web Site Links:	Related Media Kits:
AT&T Web Site AT&T Wireless Web Site AT&T Network Coverage Map Blackberry Web Site	AT&T Mobile Phones
Related Releases:	Related Fact Sheets:
New BlackBerry 8820 from AT&T Hits the ‘Hot Spot’ with Wi-Fi New GPS-Enabled Blackberry Curve Helps AT&T Customers Navigate with Style

Technorati Tags: AT&T, Smartphone, 3G Phones, Wi-Fi, GPS Phone, BlackBerry Pearl 8110

For more information, contact:

John Kampfe	Marisa Conway
AT&T	Brodeur (PR Agency for RIM)
Office: 973-637-9387	Office: 212-515-1924
E-mail: john.kampfe@att.com	E-mail: mconway@brodeur.com

About AT&T

AT&T Inc. (NYSE:T) is a premier communications holding company. Its subsidiaries and affiliates, AT&T operating companies, are the providers of AT&T services in the United States and around the world. Among their offerings are the world’s most advanced IP-based business communications services and the nation’s leading wireless, high speed Internet access and voice services. In domestic markets, AT&T is known for the directory publishing and advertising sales leadership of its Yellow Pages and YELLOWPAGES.COM organizations, and the AT&T brand is licensed to innovators in such fields as communications equipment. As part of its three-screen integration strategy, AT&T is expanding its TV entertainment offerings. Additional information about AT&T Inc. and the products and services provided by AT&T subsidiaries and affiliates is available at http://www.att.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

© 2008 AT&T Intellectual Property. All rights reserved. AT&T, the AT&T logo and all other AT&T marks contained herein are trademarks of AT&T Intellectual Property and/or AT&T affiliated companies. All other marks contained herein are the property of their respective owners.

Note: This AT&T news release and other announcements are available as part of an RSS feed at www.att.com/rss. For more information and detailed disclaimer information, please review this announcement in the AT&T newsroom at http://www.att.com/newsroom.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	April 23, 2008	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations